SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities and Exchange Act of 1934

 BlackRock New York Insured Municipal 2008 Term Trust, Inc.
(BLN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247L107
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2003
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Blackrock New York Insured Municipal 2008 Term Trust, Inc.
		Blackrock Financial Management  L. P.
		345 Park Ave.
		31 St. floor
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BLN
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BLN fit the investment guidelines for various
		Accounts.  Shares have been acquired since January 11, 1999.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,137,125 shares, which represents 10.10% of the outstanding Shares.  George Karpus presently owns 63,765 shares purchased on January 17 & 18, 2001 at $15.06 (6,700 shares), January 29 at $15.25 (5000 shares), January 30 at $15.11 (3,000 shares), February 14 at $15.25 (3,300 shares), April 17, 2002 at $15.42
(1,450 shares), April 18 at $15.40 (550 shares), May 13 at $15.60 (1,100 shares), May 29 at $15.68 (500 shares), June 11 at $15.68 (1,900 shares), July 16 at $15.87 (4,750 shares), August 13 at $15.95 (10,000 shares), August 14 at $16.09 (5,000 shares), August 15 at $16.05
(5,000 shares), October 11 at $16.17 (5,000 shares), May 6, 2003 at
$16.38 (1,100 shares), June 13 at $16.95 (800 shares), June 23 at
$16.90 (250 shares), July 8 & 9 at $16.70 (750 shares), July 16 at
$16.42 (1,150 shares), August 13 at $16.20 (5,000 shares), and September
26 at $16.65 (2900 shares).  He sold on January 3, 2003 at $16.15 (985 shares), and January 6 at $16.16 (450 shares).  JoAnn Van Degriff owns
9,075 shares purchased on July 10 & 11, 2001 at $15.29 (2,000 shares),
July 16, 2002 at $15.87 (2,350 shares), and August 2 at $15.95 (2,900 shares). She sold on January 3, 2003 at $16.15 (75 shares), January 6 at
$16.17 (50 shares), January 21 at $16.14 (50 shares), September 12 at
$16.34 (1800 shares), and September 17 at $16.45 (200 shares).  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on January 11, 1999 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
SHARES
PRICE PER

DATE
SHARES
PRICE PER

SHARE



SHARE
1200
16.18

9/2/2003
3810
16.12
200
16.18

9/3/2003
2200
16.17
10575
16.2

9/4/2003
9950
16.13
3200
16.05

9/5/2003
5100
16.16
-2230
16.05

9/8/2003
200
16.21
1300
16.06

9/9/2003
24600
16.23
5500
16.11

9/10/2003
4200
16.26
9600
16.1

9/11/2003
6500
16.31
1200
16.1

9/12/2003
2300
16.34
2500
16.13

9/15/2003
12400
16.42
3600
16.11

9/16/2003
8900
16.45
700
16.11

9/17/2003
18250
16.44



9/18/2003
24400
16.47



9/19/2003
11600
16.53



9/22/2003
13000
16.53



9/23/2003
22520
16.52



9/24/2003
7300
16.60



9/25/2003
4000
16.63



9/26/2003
14225
16.64



9/29/2003
28700
16.64



9/30/2003
9800
16.65
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BLN
		securities.


ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.






























Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.





October 9, 2003 		        	       By:________________________
        Date						       Signature
					             George W. Karpus, President
            Name/Title